UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 1-9059

Barrick Mining Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (800) 720-7415	310 South Main Street Suite 1150 Salt Lake City, Utah 84101 (801) 990-3745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026	BARRICK MINING CORPORATION

	By:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Senior Vice-President, Corporate Secretary and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Second Amended and Restated Limited Liability Company Agreement of Nevada Gold Mines LLC, dated August 10, 2026, among Barrick Mining Corporation, Barrick Nevada Holding LLC, Newmont Corporation, Newmont USA Limited and Nevada Gold Mines LLC